Westrock Coffee Holdings, LLC

100 River Bluff Drive, Suite 210

Little Rock, AR 72202

July 15, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance, Office of Manufacturing

Washington, D.C. 20549

Attention: Thomas Jones

Re:	Westrock Coffee Holdings, LLC Amendment No. 1 to Registration Statement on Form S-4 Filed June 10, 2022 File No. 333-264464

Dear Mr. Jones:

On behalf of Westrock Coffee Holdings, LLC (the “Company”), set forth below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 29, 2022, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on June 10, 2022. In connection with this letter, a second amendment to the Form S-4 (“Amendment No. 2”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Amendment No. 2. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amendment No. 2.

Amendment No. 2 to Registration Statement on Form S-4 filed June 10, 2022

What are the U.S. federal income tax consequences of the mergers, page 10

1.	We note your response to prior comment 3. Item 4 of Form S-4 requires a summary of the tax consequences of the transaction. Given your disclosure of the uncertain and unusual tax consequences, we continue to believe that a tax opinion is required. Please file that opinion, name counsel or other opinion provider in the disclosure and ensure their consent is included in the exhibit. It is permissible for the opinion to state the consequences as “should” or “more likely” than not, rather than “will”, but the opinion must express a conclusion for each material federal tax consequence. See Staff Legal Bulletin No. 19. If counsel is unable to provide such opinion, it appears you should revise to disclose that the transaction is taxable.

Response: The Company acknowledges the Staff’s comment and respectfully refers back to its prior response, in which it advised the Staff that the revised disclosure makes no representation as to the tax consequences of the mergers. The Company respectfully submits that, for the reasons set forth below, Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19 do not require a tax opinion to be filed in connection with the registration statement. This conclusion is consistent with the approach taken in a number of registration statements recently reviewed by the SEC that similarly involved transactions where a SPAC was the acquired entity and the closing was not conditioned on the receipt of a tax ruling or tax opinion.

Section III.A.1. of Staff Legal Bulletin No. 19 provides that Item 601(b)(8) of Regulation S-K requires opinions on tax matters for registered offerings where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” Because the disclosure does not contain a representation as to the tax treatment of the mergers -- and in fact expressly disavows any such representation -- the Company respectfully submits that a tax opinion (either in long-form or short-form) is not required.

The existing disclosure describes the significant factual and legal uncertainties regarding the qualification of the mergers as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Due to these uncertainties, the closing of the transaction is not conditioned on the receipt of any tax ruling or tax opinion regarding the qualification of the mergers as a reorganization despite the parties’ intention recited in the transaction agreement that the mergers so qualify. The absence of such a closing condition is not unusual in transactions of this type. In recognition of the lack of guidance directly relevant to the reorganization treatment of mergers in which a SPAC is acquired, the disclosure sets forth a summary of the tax consequences that would obtain if the mergers were to qualify as a reorganization, as well as the tax consequences that would obtain if the mergers were to fail to so qualify. In addition, the disclosure clearly states that the closing of the mergers is not conditioned upon the receipt of any tax ruling or tax opinion, the qualification of the mergers as a reorganization is uncertain, there can be no assurance that the IRS will not challenge such qualification, and the Company cannot make any representations as to the tax consequences of the mergers (see page 100 of Amendment No. 2).

Finally, the Company respectfully submits that it would be inappropriate to “revise to disclose that the transaction is taxable” as that determination is equally difficult to make, due to the very same factual and legal uncertainties clearly summarized in the disclosure. The Company believes the existing disclosure, including the existing risk factor under the heading “The mergers may not qualify as a reorganization …”, appropriately apprises holders of Riverview Class A Shares of the existing uncertainty regarding the tax consequences to them of the transaction. If the Staff believes that the disclosure should emphasize even further the risk that the mergers may be taxable, the Company would be willing to add a statement to the existing disclosure to the effect that, in deciding how to vote, Riverview stockholders should consider the possibility that the mergers may be taxable to them.

Based on the above, the Company respectfully submits that no tax opinion is required under Item 601(b)(8) of Regulation S-K or Staff Legal Bulletin No. 19. We note that this conclusion is consistent with the approach taken in the following registration statements that were recently reviewed by the SEC and that similarly involved transactions where a SPAC was the acquired entity and the closing of the transaction was not conditioned on the receipt of a tax ruling or tax opinion: REE Automotive Ltd., Meten EdTechX Education Group Ltd. (intended to qualify as a tax-free Section 351 exchange), Taboola.com Ltd. and Arbe Robotics Ltd.

Comparative Historical and Unaudited Pro Forma Per Share Financial Information, page 39

2.	We note your response to our prior comment 8; however, we do not believe you have fully addressed our comment. As previously requested, please provide us with your computations for book value per unit or share for historical Riverview, as well as for the prior forma combined scenarios. Further, explain why you believe it is appropriate to use the weighted average of Riverview Class A shares in your calculation of book value per share.

Response: The below table sets forth the Company’s calculation of the book value per unit or share, as applicable, of Westrock and Riverview as of March 31, 2022 and the pro forma book value per share for the combined company for the three redemptions scenarios as if the Business Combination had occurred on March 31, 2022.

	Historical		Pro Forma Combined
	Westrock	Riverview	No Redemptions Scenario	50% Redemptions Scenario	Maximum Redemptions Scenario
As of March 31, 2022
Total unitholders’ or shareholders’ (deficit) equity	$(192,606)	$(18,078)	$278,339	$153,339	$28,339
Outstanding units or shares classified in permanent equity	330,169	6,250	93,638	81,138	68,638
Book value per unit or share (1)	$(0.58)	$(2.89)	$2.97	$1.89	$0.41

(1) Book value per unit or share is calculated as total unitholders’ or shareholders’ (deficit) equity divided by total number of basic units or shares used in the calculation of earnings per unit or share, as applicable. With respect to the calculation of book value per share of Riverview, the weighted average of Riverview Class B Shares outstanding was used in the calculation.

We have revised the calculations of book value per share of Riverview to use the weighted average of Riverview Class B Shares. Please refer to the revised disclosures on page 40 of Amendment No. 2.

Materials of Riverview’s Financial Advisor, page 151

3.	We note your response to prior comment 15. Please revise to clarify what you mean by the disclosure that the Stephens materials were used to “assess valuation assumptions used by the Riverview board of directors.” If the assumptions and valuations used by the Board and Stephens are the same or similar, revise to state so directly. If not, explain how they differed.

Response: We revised the disclosure on page 151 of Amendment No. 2 in response to the Staff’s comment.

4.	Please tell us how you determined the compensation of approximately $5 million mentioned on page 155 in view of the amounts mentioned in items (i) and (ii) on page 155.

Response: We revised the disclosure on page 155 of Amendment No. 2 in response to the Staff’s comment.

Summary of Riverview Financial Analysis, page 151

5.	We note your response to prior comment 12. Please revise to explain in greater detail the disclosure that your board used “standards generally accepted by the financial community, including from a valuation standpoint, based on the market value of Westrock to comparable public companies, as applicable, and a comparison of the proposed transaction with Westrock.”

Response: We revised the disclosure on page 151 of Amendment No. 2 in response to the Staff’s comment.

Westrock Coffee Holdings, LLC Audited Consolidated Financial Statements, Years Ended December 31, 2021 and 2020

Note 7. Equity-Based Compensation, page F-46

6.	We note your response to prior comment 28. Please revise your critical accounting policies and estimates to include the information that you provided in your response under the section titled “Changes in Estimated Fair Values.”

Response: We added the disclosure on pages 228 and 229 of Amendment No. 2 in response to the Staff’s comment.

Note 18. Segment Information, page F-56

7.	We note your response to prior comment 29 but reissue our comment. Please revise your segment footnote to include the information provided in your response to comply with the disclosure requirements outlined in ASC 280-10-50-41(a).

Response: We have revised the disclosure on page F-59 of Amendment No. 2 in response to the Staff’s comment.

General

8.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully acknowledges the Staff’s comment and submits that the Riverview Sponsor is a Delaware limited liability company with a principal place of business in Tennessee. Further, the managing member of the Riverview Sponsor, RBM Riverview, LLC, is a Delaware limited liability company with a principal place of business in Tennessee. The managing member of RBM Riverview, LLC is Mr. R. Brad Martin, and Mr. Scott Imorde is the President of RMB Riverview, LLC. Both Messrs. Martin and Imorde are U.S. persons living in Tennessee. Additionally, to the best of the Company’s knowledge, all directors and officers of Riverview are U.S. persons. As such the Company advises the Staff that the Riverview Sponsor is not, is not controlled by, and does not have substantial ties with a non-U.S. person.

The Company also respectfully advises the Staff that, to the Company’s knowledge, no person or entity involved in or otherwise associated with the Business Combination, is, is controlled by, or has substantial ties with a non-U.S. person. As such, the Company respectfully advises the Staff that it is unlikely that the Business Combination will be subject to (or ultimately prohibited by) review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS) on the basis of the involvement of non-US persons.

9.	We note your response to prior comment 35. Please revise your disclosure and your proposed certificate of incorporation to state clearly and explicitly whether Westrock’s exclusive forum provision applies to claims arising under the Securities Act and the Exchange Act.

Response: We have revised the disclosure on pages 90, 131, 132, 279 and 280 of Amendment No. 2 and pages F-6 and F-7 of the Proposed Charter, filed as Exhibit 3.1 to Amendment No. 2, in response to the Staff’s comment.

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at 501-320-4880.

Sincerely,

/s/ T. Christopher Pledger

T. Christopher Pledger
Chief Financial Officer

cc:        Brandon C. Price, Esq.